                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No.     )

                          HARRIS & HARRIS GROUP, INC.
                                (Name of Issuer)

                                 COMMON EQUITY
                         (Type of Class of Securities)

                                   413833104
                                  (CUSIP No.)

                               DECEMBER 31, 1998
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]      Rule 13d-1 (b)

[ ]      Rule 13d-1 (c)

[ ]      Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 413833104                13G                        Page 2 of 4 Pages



1)       NAME OF REPORTING PERSON: American Bankers Insurance Company of Florida
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   590593886

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)       / /
                                                                  (b)      /X/
3)       SEC USE ONLY

4)       CITIZENSHIP OR PLACE OF ORGANIZATION:  Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)       SOLE VOTING POWER:  0

6)       SHARED VOTING POWER:  0

7)       SOLE DISPOSITIVE POWER:  0

8)       SHARED DISPOSITIVE POWER:   0

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         537,634

10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES:  [ ]

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0

12)      TYPE OF REPORTING PERSON:  IC

CUSIP No. 413833104                13G                        Page 3 of 4 Pages


Item 1. (a)         NAME OF ISSUER:  Harris & Harris Group, Inc.

Item 1. (b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                    One Rockefeller Plaza, New York, New York 10020

Item 2. (a)         NAME OF PERSON FILING:  American Bankers Insurance
                    Company of Florida

Item 2. (b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:  11222 Quail Roost
                    Drive, Miami, Florida 33157

Item 2. (c)         CITIZENSHIP:  Domiciled in Florida

Item 2. (d)         TITLE OF CLASS OF SECURITIES:  Equity

Item 2. (e)         CUSIP NUMBER:  413833104

Item 3. (a)         / /

Item 3. (b)         / /

Item 3. (c)         /X/     Insurance company, as defined in Section 3(a)(19)
                            of the Act (15 U.S.C. 78c)

Item 3. (d)         / /

Item 3. (e)         / /

Item 3. (f)         / /

Item 3. (g)         / /

Item 3. (h)         / /

Item 3. (i)         / /

CUSIP No. 413833104                13G                        Page 4 of 4 Pages


Item 4. OWNERSHIP:

        (a)       Amount Beneficially Owned:  537,634

        (b)       Percent of Class:  5.1%

        (c)       NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (I)     Sole Power to vote or to direct the vote:  0

                  (II)    Shared Power to vote or direct the vote: 0

                  (III)   Sole Power to dispose or to direct the disposition
                          of:  0

                  (IV) Shares Power to dispose or to direct the disposition of: 0

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  N/A

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER:  N/A

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:  N/A

Item 9. NOTICE OF DISSOLUTION OF GROUP:  N/A

Item 10. CERTIFICATION: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE:   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Date: March 18, 1999

                  By:    American Bankers Insurance Company of Florida

                         /s/ Leonard Garcia
                         -----------------------------
                         Leonard Garcia, SVP
                         Investments Department